123 March Street, Suite 202 Sault Ste. Marie, ON P6A 2Z5 Canada	Phone: (705) 253-5096 Email: info@bio-carb.com Web : www.bio-carb.com

February 23, 2011

Larry Spirgel
c/o kate Beukenkamp
United States Securities Exchange Commission
100F St NE
Washington, DC 20549

By Fax:  703 813 6986

Subject:	Bio-Carbon Solutions International Inc
Form 8-K filed January 27, 2011
File No. 333-148546

Dear Sir/Madam

Thanks for your comments/request for information of February 7, 2011 regarding our 8K filing of January 27, 2011.

General

1)
Please include a section that explains the background of your license acquisitions from Lacey Holdings and 1776729 Ontario Corporation. This section should include disclosure with respect to all material relationships that existed prior to the transactions between Elemental Protective Coatings and its officers, directors or affiliates, on the one hand, and Lacey Holdings and 1776729 Ontario Corporation and their officers, directors or affiliates, on the other hand. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and decided to enter into the license acquisition transactions. Identify any third parties that played a material role in arranging or facilitating the tractions and disclose the benefits such persons received. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

The requested disclosures have been added to the Form 8-K/A filed concurrently with this letter.

Section 1-Registrant’s Business and Operations, page 2

2)
Please revise your disclosure to provide the form and year of your organization. Refer to Item 101(h)(1) of Regulation S-K. Also provide disclosure explaining the history and development of your business and products and services over the last three years. For example, we note from your website that you began operations in 2010 and that you issued a press release in June of 2010 announcing a license acquisition. It also appears that your products and services may have been in development and/or used prior to that.

Remote Verification Technologies & Compliance CO2 Offsets

123 March Street, Suite 202 Sault Ste. Marie, ON P6A 2Z5 Canada	Phone: (705) 253-5096 Email: info@bio-carb.com Web : www.bio-carb.com

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.  The website has been amended.

3)
Please revise this section to describe in more detail your products or services. This disclosure should also clarify the current state of development of these products or services and when you believe you will be able to offer these products and services to customers. We note that your website discusses RMAP technology and Tree-to-Trade.

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.  The website has been amended.

4)	Please revise this section to include discussion of your international operations. We note that your website states you have operations in Chile and Norway, in addition to Canada.

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.

5)
We note your disclosure on page three stating that you currently have two employees. However, your website, www.bio-carb.com, shows profiles for a total of nine individual identified as directors and staff. Please reconcile. Refer to Item 101(h)(4)(xii) of Regulation S-K.

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.

6)
Please revise your disclosure to include discussion of the licensing agreement completed November 4, 2010 with Lacey Holdings Limited including material terms of the agreement and how this technology is part of your current business development plan. Also identify the natural persons that control Lacey Holdings. We note your brief discussion of this agreement in the last paragraph of page two.

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.

Item 1.01 Entry into a Material Definitive Agreement, page 2

7)
We note your discussion of the carbon Development Agreement entered into on January 17, 2011 with Basia Holdings, Inc. We also note that you state that the subject of the agreement are the rights to the “development of carbon credit potential” on a 9,000 acre parcel of forested land in Tennessee. Please revise this section to discuss in greater detail the meaning of this phrase. Additionally, please revise your disclosure where appropriate to explain and discuss how you sell these credits. Please refer to the last bullet point of comment eight. Lastly, please clarify how you will exploit coal, the relative warming potential of coal as compared to carbon dioxide and how capturing or flaring methane creates carbon offsets.

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.

Section 2-Financial Information, page 3

Item 2.02 Results of Operations and Financial Condition, page 3

8)	Please revise your disclosure to clarify several terms and phrases in your filing, including:

•	Provide examples and discussion about what “services” you intend to provide, as disclosed in the first sentence of page three;

Remote Verification Technologies & Compliance CO2 Offsets

123 March Street, Suite 202 Sault Ste. Marie, ON P6A 2Z5 Canada	Phone: (705) 253-5096 Email: info@bio-carb.com Web : www.bio-carb.com

•
Identify and discuss further all material government regulations related to carbon trading, carbon sequestration, and other greenhouse gas emission controls in the jurisdictions in which you intend to operate;

•
Revise your disclosure to discuss the underlying basis for your belief that there are “opportunities to monetize” the reduction of emissions and greenhouse warming gases as stated in the middle of the first paragraph on page three; and

•	Disclose and discuss further what mechanisms, such as exchanges, are in place to engage in carbon trading activity in the jurisdictions in which you intend to operate.

The requested disclosures have been added to the Form 8-K/A filed concurrently with this letter.

Security Ownership of Certain Beneficial Owners and Management, page 4

9)
You state here that Mr. Gilles Trahan received 3,000,000 shares as compensation for services rendered. We note that you table of beneficial ownership on page four does not include this award. Please revise your table on page four to account for this award including whether it was subject to the reverse stock split. Additionally, please revise your disclosure here, and where appropriate, to discuss what services were rendered by Mr. Trahan including how these services and this compensation are related to the Consulting Agreement you entered into with him on November 14, 2010.

The requested disclosures have been added to the Form 8-K/A filed concurrently with this letter.

10)
On page four you report the amount of stock owned by Lacey Holdings Limited to be 210,000,000. On pages 10 and 11 you state that the company implemented a 9-to-1 reverse stock split that resulted, as of January 18, 2011, in a total of 24, 811,111 issued shares. Please revise your disclosure on page four, and where appropriate, to accurately reflect the number of shares now held by Lacey Holdings Limited and generally to more accurately reflect your post-split ownership.

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.

Section 3- Securities and Trading Markets, page 8

11)	Please provide all disclosure required by Items 201 and 202 of regulation S-K regarding your securities, the market for your common stock, and the other information referenced in those Items.

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.

Section 5- Corporate Governance and Management, page 8

12)
Please amend your filing to include the information required, as appropriate, pursuant to Item 402 of Regulation S-K beginning with 402(1) for smaller reporting companies. This disclosure should be provided for both former and current executive officers and directors as applicable. For example, this disclosure should include any compensation, including stock awards, grated to Mr. John Wilkes in relation to the transactions reported in this filing and any salary or other estimated compensation in the future. We note your disclosure in your 8-K filed November 16, 2010 disclosing projected compensation of $80,000 to Mr. Wilkes. We also note on page nine f this 8-K you state that Mr. Wilkes was granted an option of 1,000,000 shares of common stock. Narrative disclosure should describe the terms of employment arrangements, including consulting agreements and your stock option plan.

Remote Verification Technologies & Compliance CO2 Offsets

123 March Street, Suite 202 Sault Ste. Marie, ON P6A 2Z5 Canada	Phone: (705) 253-5096 Email: info@bio-carb.com Web : www.bio-carb.com

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.

13)	Please amend your disclosure to discuss indemnification of any officer or director. Refer to Item 702 of Regulation S-K.

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.

14)	Please include the disclosure required by Item 404(d) of Regulation S-K regarding related party transactions and your policies and procedures for approval thereof.

The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors…, page 8

15)	Please revise this section to discuss the departure of Mr. Baldwin, your former Director, Treasurer and Chief Financial Officer, including any cash, stock or option payments received.

The revision has been made as per requested in the attached Form 8-K/A.

Section 9- Financial Statements and Exhibits, page 11

16)
We note on page two the Consulting Agreement you entered into with Mr. Gilled Trahan including compensation of $250,000. We note on pages three and five you discuss the approval of a stock option plan by your board of directors. Lastly, we note on page three the Consulting Agreement entered into with Messrs. Duchesne and Cormier including compensation of $120,000. Please file these agreements as exhibits. Refer to Item 601 of Regulation S-K.

The revision has been made as per requested in the attached Form 8-K/A. Agreements filed as exhibits.

17)	You disclose that you have acquired licenses from Lacey Holdings and 1776729 Ontario Corporation. Please address the following with respect to these acquisitions:

a)	Tell us if these licenses have generated any revenues prior to your acquisition.

b)	Please explain how you determined the fair values and purchase price for the licenses.

c)	Tell us how you applied the guidance in Rule 11-01(d) of Regulation S-X in evaluating if the acquisitions constitute a business.

Remote Verification Technologies & Compliance CO2 Offsets

123 March Street, Suite 202 Sault Ste. Marie, ON P6A 2Z5 Canada	Phone: (705) 253-5096 Email: info@bio-carb.com Web : www.bio-carb.com

d)
If the licenses meet the criteria of a business, please file audited financial statements for these acquisitions. Refer to Rule 8-04 of Regulation S-X. Also include the pro forma financial statements required by Rule 8-05 of Regulation S-X.

a.  There was no revenues generated by the licenses.  Therefore they do not qualify as business acquisitions under Rule 11—01 (d) of Regulation S-X.  Therefore Rule 8-04 does not apply.

b. Valuation was a follows:

Lacey Licence—expectation of revenues of $200,000 per annum for 10 years

Ontario 1776729 License.  Expectation of revenues of $100,000 per annum for 10 years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments to not foreclose the commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The requested declaration is attached to this letter.

Yours truly,

Dr Luc C Duchesne
President and CEO

Remote Verification Technologies & Compliance CO2 Offsets